

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 8, 2011

Via Facsimile (202.362.2902) and U.S. Mail

Alan Schick, Esq.
Luse Gorman Pomerenk & Schick, P.C.
5335 Wisconsin Avenue, N.W., Suite 780
Washington, D.C. 20015

RE: Energy Services of America Corporation
Schedule TO-I
Filed June 1, 2011
File No. 005-82048

Dear Mr. Schick:

We have limited our review of the filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments. All defined terms used in this letter have the same meaning as in the Offer Letter, unless otherwise indicated.

Schedule TO

1.   We note that holders of Warrants will receive one share of the Company's common stock in exchange for every eight and one-half Warrants tendered by the holders thereof, but if the Unit Purchase Option is exercised during the Offer Period, holders of Warrants will instead receive one share of common stock in exchange for every nine Warrants tendered. Such disclosure does not appear to comply with the disclosure obligations of Item 4 of Schedule TO and Item 1004(a) of Regulation M-A requiring the disclosure of the amount of consideration offered to security holders. Please revise to specify the particular exchange ratio the Company intends to offer holders.

2.   We also note disclosure indicating that the Company will not provide notice to holders if the Unit Purchase Option is exercised and the exchange ratio changes accordingly. It is

the Staff's view that such changes to the consideration offered are material. As such, the current Offer mechanics do not appear consistent with the Company's obligations under Exchange Act Rule 13e-4(d)(2) and (e)(3), requiring disclosure of material changes in the information previously disclosed to holders and prompt dissemination of the changes to holders in a manner reasonably calculated to inform them of such changes. Please revise.

3.   As a reminder, please also note that Exchange Act Rule 13e-4(f)(1)(ii) and 14e-1(b) require that the offer remain open until the expiration of at least ten business days from the date notice of decrease in the consideration offered is first published, sent or given to security holders.

*   *   *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the Company and its management is in possession of all facts relating to the disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the Company acknowledging that:

· the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions to me at (202) 551-3444. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

/s/ Perry J. Hindin

Perry J. Hindin
Special Counsel
Office of Mergers and Acquisitions